UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Box Ships Inc. (the "Company"), dated February 19, 2013, announcing the Company's results for the fourth quarter and year ended December 31, 2012, and declaring a quarterly dividend of $0.22 per common share with respect to the fourth quarter of 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: February 19, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

BOX SHIPS INC. REPORTS FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2012
RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.22 PER COMMON SHARE

ATHENS, Greece, February 19, 2013 – Box Ships Inc. (NYSE: TEU) (the "Company"), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the fourth quarter and year ended December 31, 2012.

	Three Months Ended December 31,		For the period from April 14, 20111 to	Year Ended
Financial Highlights (Expressed in United States Dollars)	2011	2012	December 31, 2011	December 31, 2012
Time charter revenues	$16,582,443	$18,054,662	$39,134,328	$67,317,050
Amortization of above/below market time charters	497,411	1,327,500	1,054,959	3,649,111
Time charter revenues, adjusted2	$17,079,854	$19,382,162	$40,189,287	$70,966,161

EBITDA3	$10,874,818	$9,249,658	$25,573,767	$36,676,732
Adjusted EBITDA3	$11,522,353	$11,227,915	$26,950,829	$42,086,869

Net Income	$5,576,754	$2,873,563	$12,956,082	$13,176,164
Adjusted Net Income3	$6,224,289	$4,851,820	$14,333,144	$18,586,301

Earnings per common share (EPS), basic	$0.34	$0.12	$0.83	$0.56
Earnings per common share (EPS), diluted	$0.34	$0.11	$0.83	$0.54
Adjusted Earnings per common share, basic3	$0.38	$0.21	$0.92	$0.95
Adjusted Earnings per common share, diluted3	$0.38	$0.19	$0.92	$0.89

1 Date of the initial public offering of our common shares (the "Initial Public Offering").

2 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America ("U.S. GAAP" or "GAAP"). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Please refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

3 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per common share ("Adjusted EPS") are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Box Ships Inc., commented:

"We are pleased to announce our fourth quarter and full-year 2012 results, which were in-line with our expectations, despite the continued weakness in the containership sector throughout the year. During 2012, we expanded our fleet from 7 to 9 vessels, and increased EBITDA by 43% from 2011. We are pleased to announce that the Board of Directors has declared a dividend of $0.22 per share payable on March 28, 2013 for shareholders of record on March 21, 2013, bringing the total amount of dividends declared to shareholders to $1.75 since our IPO and fulfilling our dividend guidance of $1.00 per share for the four calendar quarters of 2012. In addition, we currently anticipate paying a dividend of $0.12 per share with respect to the first quarter of 2013, subject to the approval of our Board of Directors."

Mr. Bodouroglou concluded, "Given the current global economic situation and the demand and supply imbalance in our industry, we believe the market will remain under pressure through 2013; we have proactively secured employment for the Box Trader and Box Voyager for periods of six to fourteen months, increasing our charter coverage, based on the earliest redelivery dates, to 85% of our fleet capacity for the remainder of 2013 and helping to insulate us from the continued weakness in the containership market."

Results of Operations

Three months ended December 31, 2012 compared to three months ended December 31, 2011

During the fourth quarter of 2012, we operated an average of 9.00 vessels. Our Net Income and Adjusted Net Income during the fourth quarter of 2012 were $2.9 million and $4.9 million, respectively, resulting in basic earnings per share of $0.12 and basic adjusted earnings per share of $0.21. EBITDA and Adjusted EBITDA for the fourth quarter of 2012 were $9.2 million and $11.2 million, respectively.

During the fourth quarter of 2011, we operated an average of 7.00 vessels. Our Net Income and Adjusted Net Income during the fourth quarter of 2011 were $5.6 million and $6.2 million, respectively, resulting in earnings per share of $0.34 and adjusted earnings per share of $0.38, on both a basic and diluted basis. EBITDA and Adjusted EBITDA for the fourth quarter of 2011 were $10.9 million and $11.5 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the fourth quarter of 2012 and 2011, our vessels operated a total of 801 and 644 days, respectively, from a total of 828 and 644 calendar days, respectively. During the fourth quarter of 2012, we had 26 idle days and one off-hire day related to unscheduled maintenance, for a total of 27 off-hire days. Currently, all vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of 22 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the fourth quarter of 2012 of $17.7 million, compared to $16.2 million in the fourth quarter of 2011, due to the increased fleet size and vessel operating days period over period, which was partially offset by the idle days of Box Trader and Box Voyager in the fourth quarter of 2012. Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the fourth quarter of 2012 and 2011 by $1.3 million and $0.5 million, respectively, or $0.07 and $0.03 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the fourth quarter of 2012 was $21,276 per vessel per day, which was below our TCE rate of $24,601 per vessel per day during the fourth quarter of 2011, due to the lower re-chartering rates, the amount of idle days and related voyage expenses of Box Voyager and Box Trader in the fourth quarter of 2012. Our adjusted TCE rate was $22,933 per vessel per day in the fourth quarter of 2012, lower than our adjusted TCE of $25,373 for the fourth quarter of 2011, reflecting the lower re-chartering rates, the amount of idle days and related voyage expenses of Box Voyager and Box Trader in the fourth quarter of 2012. TCE rate is not a recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the fourth quarter of 2012 and 2011 amounted to $0.6 million and $0.4 million, respectively, and mainly relate to war risk insurance costs for our fleet and bunkers consumed by Box Trader and Box Voyager during the periods the vessels were unemployed during the fourth quarter of 2012.

Vessels operating expenses

Vessels operating expenses comprise crew wages and related costs, insurance and vessel registry costs, repairs and maintenance expenses (excluding dry-docking), the cost of spares and consumable stores, regulatory fees and other miscellaneous expenses. In addition, vessels operating expenses for the fourth quarter of 2012 include a non-cash amortization of other intangible assets in relation to the acquisition of OOCL Hong Kong and OOCL China. The amortization of other intangible assets for the fourth quarter of 2012 amounted to $0.3 million. During the fourth quarter of 2012, vessels operating expenses including the amortization of other intangible assets amounted to $4.9 million, or $4.6 million on an adjusted basis, compared to $3.3 million during the fourth quarter of 2011, due to the increased average number of vessels and increased calendar days period over period. On average, our vessels operating expenses for the fourth quarter of 2012 were $5,874 per vessel per day, or $5,552 per vessel per day on an adjusted basis, compared to $5,197 per vessel per day, in the fourth quarter of 2011.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A (our "Manager" or "Allseas") for the fourth quarter of 2012 and 2011 were $0.7 million and $0.5 million, respectively, or $822 per vessel per day and $838 per vessel per day, respectively. The increase in management fees was due primarily to the increased average number of vessels and increased calendar days period over period, and was partly offset by the decrease in the U.S. Dollar/Euro exchange rate. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreement. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for the fourth quarter of 2012 and 2011 was $4.2 million and $3.4 million, respectively, due to the increased number of vessels which resulted in increased calendar days period over period.

General and administrative expenses

General and administrative ("G&A") expenses for the fourth quarter of 2012 and 2011 were $2.2 million and $1.1 million, or $2,610 and $1,699 per day, respectively. The increase in G&A expenses period over period was due primarily to increased costs related to SOX compliance, financial reporting fees, increased executive services expenses and increased share-based compensation expenses. During the fourth quarter of 2012 and 2011, expenses related to the provision of our executive services by our Manager and incentive compensation amounted to $1.2 million and $0.6 million, respectively, and share-based compensation amounted to $0.4 million and $0.2 million, respectively.

Interest and finance costs

Interest and finance costs amounted to $2.2 million and $1.9 million for the fourth quarters of 2012 and 2011, respectively. This increase in interest and finance costs is due to an increase in our average borrowings outstanding period over period.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION
(Expressed in United States Dollars)

	For the period from April 14, 2011 to December 31, 2011	Year ended December 31, 2012
Net cash from Operating Activities	21,879,409	32,531,933
Net cash used in Investing Activities	(338,814,109)	(62,420,555)
Net cash from Financing Activities	324,084,855	29,879,919
Net increase / (decrease) in cash and cash equivalents	7,150,155	(8,703)

Net cash provided by Operating Activities

Net cash from Operating Activities for the year ended December 31, 2012 was $32.5 million. Our vessels generated positive cash flows from revenues, net of commissions, of $69.4 million, while we paid $36.9 million for expenses, of which $7.2 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping Inc. ("Paragon Shipping").

Net cash from Operating Activities for the period from April 14, 2011 to December 31, 2011 was $21.9 million. Our vessels generated positive cash flows from revenues, net of commissions, of $39.9 million, while we paid $18.0 million for expenses, of which $3.3 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping.

Net cash used in Investing Activities

Net cash used in Investing Activities during the year ended December 31, 2012, was $62.4 million, relating to the acquisition of OOCL Hong Kong and OOCL China, including attached intangibles.

Net cash used in Investing Activities during the period from April 14, 2011 to December 31, 2011, was $338.8 million, comprised of $328.8 million relating to the acquisition of our first seven vessels in our fleet, including attached time charters and other fixed assets, and $10.0 million relating to the increase in our restricted cash to be maintained for minimum liquidity requirements under our loan agreements.

Net cash from Financing Activities

Net cash from Financing Activities during the year ended December 31, 2012, was $29.9 million. Included in the $29.9 million is the proceeds from the issuance and sale to Neige International Inc., a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou ("Neige International"), of 1,333,333 units, each unit consisting of one 9.75% Series B Cumulative Redeemable Perpetual Preferred Share (the "Series B Preferred Shares") and one warrant to purchase one of our common shares, which amounted to $38.4 million in aggregate, net of related costs of $0.1 million, together with the drawdown of $24.7 million under a secured loan agreement, net of financing fees of $0.3 million, which were used to finance the acquisition of OOCL Hong Kong and OOCL China. On July 18, 2012, we completed the public offering and issuance of 4,285,715 of our common shares, resulting in net proceeds of $28.0 million, net of underwriting discounts, commissions and other offering costs of $2.0 million in the aggregate. We used a portion of the net proceeds of the public offering to redeem 692,641 of the Series B Preferred Shares issued to Neige International at a price equal to the liquidation preference of $30.00 per share, or $20.8 million in the aggregate. During the year ended December 31, 2012, we repaid $19.9 million of our debt and paid dividends to our preferred and common shareholders of $0.7 million and $19.8 million, in the aggregate, respectively.

Net cash from Financing Activities during the period from April 14, 2011 to December 31, 2011, was $324.1 million. The proceeds from our Initial Public Offering of $122.7 million, net of underwriting discounts, commissions and other offering costs of $9.3 million in the aggregate, together with the net proceeds of $231.7 million under our secured and unsecured loan agreements, net of financing fees of $2.6 million, were used to partially finance the acquisition of the first seven vessels in our fleet. During the period from April 14, 2011 to December 31, 2011, we repaid $23.1 million of our debt and paid dividends of $7.2 million in the aggregate.

Liquidity:

As of December 31, 2012, our cash and restricted cash (current and non-current) amounted to $17.1 million in the aggregate, of which $10.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of December 31, 2012, we had total outstanding indebtedness of $216.3 million, of which $36.7 million is scheduled to be repaid during 2013, and we were in compliance with all of the covenants contained in our loan agreements. As of December 31, 2012, our current assets were less than our current liabilities, which was partly due to the maturity of one of our loan agreements in April 2013. As of the date of this release, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months. In addition, we have decided to repay another $1.0 million to Paragon Shipping in the first quarter to reduce our interest expense and the current outstanding loan due in April 2013 to $13.0 million.

Dividends:

On February 19, 2013, our Board of Directors declared a dividend of $0.22 per common share, with respect to the fourth quarter of 2012, payable on or about March 28, 2013, to common shareholders of record as of the close of business on March 21, 2013. This is the seventh consecutive quarterly dividend to common shareholders since we became a public company in April 2011.

On January 2, 2013, we paid a dividend of $0.5 million for the period from October 1, 2012 to December 31, 2012, to Neige International, the only holder of our Series B-1 Preferred Shares outstanding as of December 31, 2012, the record date for such dividend payment. As of December 31, 2012, 640,692 Series B-1 Preferred Shares were outstanding.

Consistent with our policy of paying quarterly dividends in respect of our common shares in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt, maintain reserves for dry-dockings, surveys and other purposes as our Board of Directors may from time to time determine, and fund dividend payments to holders of our 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares (the "Series B-1 Preferred Shares"), which rank prior to our common shares with respect to, among other things, dividends, we currently anticipate paying a dividend of $0.12 per share with respect to the first quarter of 2013, assuming (i) the dry-docking of one of our vessels at the end of the first quarter of 2013 for the anticipated period of time and resulting off-hire days and expense; (ii) the continued performance of our current time charters and no unexpected off-hire periods; (iii) that we do not incur any unanticipated extraordinary cash expenses such as vessel repairs, mandated upgrades or modifications or other liabilities not covered by cash reserves established from time to time by our Board of Directors, (iv) the continued compliance with our loan agreements and (v) no material changes in vessel operating or financing expenses.

The declaration and payment of any dividend on our common shares will be determined at the sole discretion of our Board of Directors. We cannot assure you that we will pay dividends in the amounts stated above or at all, and our ability to pay dividends will be subject to the rights of holders of our Series B-1 Preferred Shares, which accrue dividends cumulatively at a rate of 9.75% per annum per $30.0 stated liquidation preference per Series B-1 Preferred Share and are payable on January 1, April 1, July 1 and October 1 of each year, the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

Chartering Update and Strategy:

In January 2013, Box Voyager entered into a time charter with Chenglie Navigation Co. ("CNC"), which is part of the CMA CGM Group, for a period of 6 to 14 months at a gross daily rate of $6,850.

Pursuant to our chartering strategy, we focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. Based on the earliest redelivery dates, the Company has secured under such contracts 85% and 44% of its fleet capacity for the remainder of 2013 and 2014, respectively. For future updates on the employment of our vessels, please visit the employment section of our website at www.box-ships.com/fleet-employment.php. The information contained on the Company's website does not constitute part of this press release.

Fleet List:

The following table provides additional information about our fleet as of February 19, 2013.

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (7)	Charter Expiration	Notes
Box Voyager	2010	3,426	CNC	$6,850	July 2013	1
Box Trader	2010	3,426	Hapag Lloyd	$6,750	April 2013	2
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	April 2014	3
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	May 2014	3
Maersk Diadema (formerly the MSC Siena)	2006	4,546	Maersk	$28,000	January 2014	3,4
Maule	2010	6,589	CSAV Valparaiso	$38,000	May 2016	5
MSC Emma	2004	5,060	MSC	$28,500	August 2014	6
OOCL Hong Kong	1995	5,344	OOCL	$26,800	June 2015	8
OOCL China	1996	5,344	OOCL	$26,800	July 2015	8
Total		43,925

Notes:

1)	The charterer has the option to extend the term of the charter by additional 8 months.
2)	The charterer has the option to extend the term of the charter by an additional one-year term, plus or minus 30 days, at a gross daily charter rate of $15,000.
3)	The charterer has the option to increase or decrease the term of the charter by 45 days.
4)	The charterer has the option to extend the term of the charter by additional one-year terms for four successive years at the same gross daily charter hire.
5)
The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated to us.

6)
The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to extend the term of the charter by an additional one-year term at the same gross daily charter rate.

7)
Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and our Manager, totaling 4.75% for Box Voyager, 1.25% for each of CMA CGM Kingfish, CMA CGM Marlin, OOCL Hong Kong and OOCL China, and 2.5% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.

8)	The charterer has the option to increase or decrease the term of the charter by 30 days.

Conference Call and Webcast details:

The Company's management will host a conference call to discuss its fourth quarter and year ended December 31, 2012 results today at 8:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-877-317-6789 (USA) or +1-412-317-6789 (international).

A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-344-7529 (domestic) and +1-412-317-0088 (international) and using passcode 10025326.

There will also be a simultaneous live webcast over the Internet, through the Company's website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 8.1 years. The Company's shares trade on the New York Stock Exchange under the symbol "TEU."

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Robert Perri, CFA Chief Financial Officer Tel. +30 (210) 8914600 E-mail: ir@box-ships.com
Investor Relations / Media Allen & Caron Inc. Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com Len Hall (Media) Tel. +1 (949) 474-4300 E-mail: len@allencaron.com

- Tables Follow –

	Three Months Ended December 31,		Period from April 14, 2011 to	Year Ended
SUMMARY FLEET INFORMATION	2011	2012	December 31, 2011	December 31, 2012
FLEET DATA
Average number of vessels (1)	7.00	9.00	5.92	8.01
Calendar days for fleet (2)	644	828	1,551	2,932
Less:
Scheduled off-hire	-	-	-	44
Unscheduled off-hire	-	27	-	154
Operating days for fleet (3)	644	801	1,551	2,734
Fleet utilization (4)	100%	97%	100%	93%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$24,601	$21,276	$24,363	$23,177
Vessel operating expenses (6)	$5,197	$5,874	$5,427	$5,555
Management fees charged by a related party (7)	$838	$822	$871	$808
General and administrative expenses (8)	$1,699	$2,610	$1,609	$2,019
Total vessel operating expenses (9)	$7,734	$9,306	$7,907	$8,382

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)
Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)
Time charter equivalent ("TCE"), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing time charter revenues, net of commissions and voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance, repairs and amortization of intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)
Total vessel operating expenses ("TVOE") are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

	Three Months Ended December 31,		Period from April 14, 2011 to	Year Ended
Time Charter Equivalent Reconciliation (Expressed in United States Dollars)	2011	2012	December 31, 2011	December 31, 2012
Time Charter Revenues	$16,582,443	$18,054,662	$39,134,328	$67,317,050
Commissions	(361,663)	(367,152)	(861,666)	(1,428,908)
Voyage Expenses	(378,004)	(645,443)	(486,158)	(2,522,736)
Total Revenue, net of voyage expenses	$15,842,776	$17,042,067	$37,786,504	$63,365,406
Plus: Amortization of above/below market time charters	497,411	1,327,500	1,054,959	3,649,111
Total Revenue, net of voyage expenses, adjusted	$16,340,187	$18,369,567	$38,841,463	$67,014,517
Total operating days	644	801	1,551	2,734
Time Charter Equivalent	$24,601	$21,276	$24,363	$23,177
Time Charter Equivalent, adjusted(1)	$25,373	$22,933	$25,043	$24,512

(1)
Time charter equivalent, adjusted ("TCE adjusted"), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal and fuel costs that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company's definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures
(Expressed in United States Dollars, except for share data)

	Three Months Ended December 31,		Period from April 14, 2011 to	Year Ended
Net Income / Adjusted Net Income(1)	2011	2012	December 31, 2011	December 31, 2012
Net Income	$5,576,754	$2,873,563	$12,956,082	$13,176,164
Plus: Amortization of intangibles	497,411	1,593,755	1,054,959	4,184,861
Plus: Share-based compensation	150,124	384,502	322,103	1,225,276
Adjusted Net Income	$6,224,289	$4,851,820	$14,333,144	$18,586,301

EBITDA / Adjusted EBITDA(1)
Net income	$5,576,754	$2,873,563	$12,956,082	$13,176,164
Plus: Net Interest expense	1,919,751	2,211,436	4,567,606	8,473,288
Plus: Depreciation	3,378,313	4,164,659	8,050,079	15,027,280
EBITDA	$10,874,818	$9,249,658	$25,573,767	$36,676,732
Plus: Amortization of intangibles	497,411	1,593,755	1,054,959	4,184,861
Plus: Share-based compensation	150,124	384,502	322,103	1,225,276
Adjusted EBITDA	$11,522,353	$11,227,915	$26,950,829	$42,086,869

	Three Months Ended December 31,		Period from April 14, 2011 to	Year Ended
Earnings per Common Share	2011	2012	December 31, 2011	December 31, 2012
Net income	$5,576,754	$2,873,563	$12,956,082	$13,176,164
Less: Dividends to Series B-1 Preferred Shares	-	(468,506)	-	(1,238,516)
Less: Redemption of preferred shares	-	-	-	(1,762,511)
Less: Net income attributable to non-vested share awards	(58,404)	(52,504)	(103,969)	(189,769)
Net income available to common shareholders	$5,518,350	$2,352,553	$12,852,113	$9,985,368

Weighted average number of common shares, basic	16,000,000	20,322,504	15,433,519	17,980,980

Earnings per common share, basic	$0.34	$0.12	$0.83	$0.56

Net income		$2,873,563		$13,176,164
Less: Dividends to Series B-1 Preferred Shares		(468,506)		(1,238,516)
Less: Redemption of preferred shares		-		(1,762,511)
Plus: Dividends to Series B-1 Preferred Shares, if converted to common shares		468,506		864,133
Net income available to common shareholders		$2,873,563		$11,039,270

Weighted average number of common shares, diluted		25,648,582		20,396,633

Earnings per common share, diluted	$0.34	$0.11	$0.83	$0.54

	Three Months Ended December 31,		Period from April 14, 2011 to	Year Ended
Adjusted Earnings per Common Share(1)	2011	2012	December 31, 2011	December 31, 2012
Adjusted Net income	$6,224,289	$4,851,820	$14,333,144	$18,586,301
Less: Dividends to Series B-1 Preferred Shares	-	(468,506)	-	(1,238,516)
Less: Adjusted Net income attributable to non-vested share awards	(65,185)	(95,691)	(115,019)	(323,540)
Adjusted Net income available to common shareholders	$6,159,104	$4,287,623	$14,218,125	$17,024,245

Weighted average number of common shares, basic	16,000,000	20,322,504	15,433,519	17,980,980

Adjusted Earnings per common share, basic	$0.38	$0.21	$0.92	$0.95

Adjusted Net income		$4,851,820		$18,586,301
Less: Dividends to Series B-1 Preferred Shares		(468,506)		(1,238,516)
Plus: Dividends to Series B-1 Preferred Shares, if converted to common shares		468,506		864,133
Adjusted Net income available to common shareholders		$4,851,820		$18,211,918

Weighted average number of common shares, diluted		25,648,582		20,396,633

Adjusted Earnings per common share, diluted	$0.38	$0.19	$0.92	$0.89

(1)
The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items from net income to derive Adjusted Net Income and Adjusted EPS. The impact of the redemption of preferred shares has been excluded from Adjusted Net income available to common shareholders for the calculation of Adjusted EPS due to the one-time nature of this redemption. The Company believes that Adjusted Net Income and Adjusted EPS provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are not  items recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in United States Dollars, except for share data)

	Three Months Ended December 31,		For the period from April 14, 2011 to December 31, 2011	Year ended December 31, 2012
	2011	2012

REVENUES:
Time charter revenues (1)	16,582,443	18,054,662	39,134,328	67,317,050
Commissions	(361,663)	(367,152)	(861,666)	(1,428,908)
Net Revenues	16,220,780	17,687,510	38,272,662	65,888,142

EXPENSES:
Voyage expenses	378,004	645,443	486,158	2,522,736
Vessels operating expenses (2)	3,346,932	4,863,706	8,417,447	16,287,032
Dry-docking expenses	-	56,214	-	2,062,390
Management fees charged by a related party	539,743	680,571	1,350,685	2,370,144
Depreciation	3,378,313	4,164,659	8,050,079	15,027,280
General and administrative expenses (3)	1,094,427	2,161,117	2,495,761	5,920,836
Operating income	7,483,361	5,115,800	17,472,532	21,697,724

OTHER INCOME (EXPENSES):
Interest and finance costs	(1,927,791)	(2,213,525)	(4,578,050)	(8,490,084)
Interest income	8,040	2,089	10,444	16,796
Foreign currency gain / (loss), net	13,144	(30,801)	51,156	(48,272)
Total other expenses, net	(1,906,607)	(2,242,237)	(4,516,450)	(8,521,560)

NET INCOME	5,576,754	2,873,563	12,956,082	13,176,164

Earnings per common share, basic	$0.34	$0.12	$0.83	$0.56
Earnings per common share, diluted	$0.34	$0.11	$0.83	$0.54

Footnotes:

(1)
includes amortization of below and above market acquired time charters of $497,411 and $1,327,500 for the three months  ended December 31, 2011 and 2012, respectively, and $1,054,959 and $3,649,111 for the period from April 14, 2011 to December 31, 2011 and for the year ended December 31, 2012, respectively

(2)
includes amortization of other intangible assets of $0 and $266,255 for the three months ended December 31, 2011 and 2012, respectively, and $0 and $535,750 for the period from April 14, 2011 to December 31, 2011 and for the year ended December 31, 2012, respectively

(3)
includes share-based compensation of $150,124 and $384,502 for the three months ended December 31, 2011 and 2012, respectively, and $322,103 and $1,225,276 for the period from April 14, 2011 to December 31, 2011 and for the year ended December 31, 2012, respectively

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)

	December 31, 2011	December 31, 2012
ASSETS
Cash and restricted cash (current and non-current)	17,150,155	17,141,452
Other current assets	4,404,636	6,696,714
Vessels and other fixed assets, net and other non-current assets	379,856,095	421,225,703

Total Assets	401,410,886	445,063,869

LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt	17,700,000	36,700,000
Other current liabilities	4,657,768	5,959,883
Long-term debt, net of current portion	193,500,000	179,550,000
Other non-current liabilities	3,192,041	2,074,703
Total stockholders' equity	182,361,077	220,779,283

Total Liabilities and Stockholders' Equity	401,410,886	445,063,869